UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V Pharmaceutical Company
2503 S. Hanley Rd.
St. Louis, MO 63144

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as required by Form 11-K, together with the report thereon of Brown Smith Wallace, LLC, independent registered public accounting firm, dated September 27, 2007.

(b)	Exhibits:

	Exhibit No.	Description

	23.1	Consent of Brown Smith Wallace, LLC.

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Financial Statements
With
Report of Independent Registered Public
Accounting Firm

March 31, 2007

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	11

Report of Independent Registered Public Accounting Firm

To the Plan Trustees
K-V Pharmaceutical Company
  Fifth Restated Profit Sharing Plan and Trust
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2007 and 2006 , and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

September 27, 2007
St. Louis, MO

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

	2007	2006

ASSETS
Investments at fair value (Note C):
Cash equivalents	$503,050	$463,128
Mutual funds	37,886,946	31,055,854
Employer’s common stock	11,426,533	10,772,933
Interest in common trusts	3,956,303	3,556,112
Participant loans	1,443,442	1,184,413

Total Investments	55,216,274	47,032,440

Receivables:
Employer’s contributions	576,498	637,274
Participant contributions	213,071	157,393

Total Receivables	789,569	794,667

Net assets available for benefits at fair value	$56,005,843	$47,827,107

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	23,360	71,358

Net assets available for benefits	$56,029,203	$47,898,465

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

	2007	2006

Additions:
Contributions and other additions:
Employer contributions	$2,425,524	$2,114,394
Participant contributions	5,873,094	5,103,956
Participant rollover contributions	908,718	506,577

Total contributions and other additions	9,207,336	7,724,927

Investment income:
Interest and dividends	1,984,511	1,326,610
Net appreciation in fair value
of investments	1,445,101	3,323,995

Total investment income	3,429,612	4,650,605

Total additions	12,636,948	12,375,532

Deductions:
Benefits paid to participants	4,494,094	3,152,041
Administrative and other expenses	12,116	13,305

Total deductions	4,506,210	3,165,346

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	8,130,738	9,210,186

Net assets available for benefits, beginning of year	47,898,465	38,688,279

Net assets available for benefits, end of year	$56,029,203	$47,898,465

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note A - Description of Plan

The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the Profit-Sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (the Trustee).

Contributions

Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note A - Description of Plan (Continued)

Contributions (Continued)

The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. Profit sharing contributions recognized by the Plan were $500,000 and $400,000 in 2007 and 2006, respectively.

Investments

Participants may direct employee and employer contributions into the following funds:

Fidelity Advisor Dividend Growth Fund
K-V Pharmaceutical Company Common Stock – Class A
Fidelity Advisor Stable Value Portfolio II
Fidelity Advisor Intermediate Bond Fund
JPMorgan Small Cap Value Fund A
JPMorgan Equity Index Fund
Fidelity Advisor Equity Growth Fund
T Rowe Price Growth Stock R
Fidelity Advisor Technology Fund
Fidelity Advisor Financial Services Fund
Fidelity Advisor Mid Cap Fund
Fidelity Advisor Equity Income Fund
Fidelity Advisor Diversified International Fund
Fidelity Advisor Small Cap Fund
Black Rock International Opportunities A
Fidelity Advisor Health Care Fund
Fidelity Advisor Freedom Income Fund
Fidelity Advisor Freedom Fund 2010
Fidelity Advisor Freedom Fund 2020
Fidelity Advisor Freedom Fund 2030
Fidelity Advisor Freedom Fund 2040
Fidelity Advisor Freedom Fund 2005
Fidelity Advisor Freedom Fund 2015
Fidelity Advisor Freedom Fund 2025
Fidelity Advisor Freedom Fund 2035

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note A - Description of Plan (Continued)

Vesting

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company matching contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 5 years of service and 100% if 5 or more years of service.

Forfeitures

Forfeitures are allocated to the active participants’ accounts on the same basis as the Company’s profit sharing contribution. Forfeitures are held in a forfeiture account until allocated by the plan administrator. The amounts forfeited were $421,115 and $271,814 in 2007 and 2006, respectively.

Payment of Benefits

Upon retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants’ accounts or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed five years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred. Participant’s vested profit sharing balances in excess of $1,500 will be distributed with the close of the fifth Plan year following the Plan year in which the break-in-service occurred.

Participant Loans

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note A - Description of Plan (Continued)

balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Company on the day the loan was granted. At March 31, 2007, the interest rate on all outstanding loans was 5.25%. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

Plan Member Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the allocation of (a) the Company’s profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts in the financial statements have been reclassified or revised to conform to the current year presentation.

Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note B - Summary of Significant Accounting Policies (Continued)

extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on publicly stated quotes as of the close of business on the last day of the Plan year. Investment transactions are accounted for on the trade-date basis and gain or loss on securities is based on a first-in-first-out basis. The Plan accounts for its investment in the Fidelity Advisor Stable Value Fund at fair value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit- responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required.  Fidelity has the right to defer transfers or distributions from the Stable Value Fund under certain limited circumstances.

Participant loans are stated at cost. The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The statements of changes in net assets available for benefits present the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation on those investments. Due to the fact that mutual fund distributions are immediately reinvested, mutual fund distributions are included in net appreciation.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note B - Summary of Significant Accounting Policies (Continued)

The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note C - Investments

Investments that represent 5% or more of the Plan’s net assets at March 31 are presented in the following table:

	2007		2006

K-V Pharmaceutical Company Common Stock –
Class A	$9,479,182		$8,710,021
Fidelity Advisor Dividend Growth Fund	7,647,093		7,083,181
Fidelity Advisor Stable Value Fund	3,979,663	*	3,627,470	*
Fidelity Advisor Equity Growth Fund	Less than 5%		2,751,598
Fidelity Advisor Intermediate Bond Fund	3,281,276		2,759,397
Fidelity Advisor Diversified International Fund	3,752,450		2,977,772
Fidelity Advisor Mid Cap Fund	2,930,478		2,536,021
Fidelity Advisor Equity Income Fund	2,836,694		Less than 5%
Dreyfus S&P 500 Index Fund	Less than 5%		2,416,423
JPMorgan Equity Index Fund	2,876,141		Less than 5%

* This amount represents contract value for this investment.

Investments in the K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31, 2007 and 2006 were as follows (in shares):

	2007	2006

K-V Pharmaceutical Company Common Stock -
Class A	383,307	361,112
K-V Pharmaceutical Company Common Stock –
Class B	78,936	85,598

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements - Continued
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

Note C - Investments (Continued)

During 2007 and 2006, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Employer’s common stock	$430,052	$473,292
Mutual funds	1,015,049	2,850,703

	$1,445,101	$3,323,995

Note D - Tax Status

The Plan has obtained a tax determination letter dated February 18, 2003. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2007. Accordingly, no provision for income taxes has been recorded in the financial statements.

Note E - Distribution of Assets Upon Termination of the Plan

The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

Note F - Related Party Transactions

Certain Plan investments are shares of mutual funds and separate accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions. Certain fees paid to this trustee for investment management services are incorporated into the expense ratio of the individual mutual funds and separate accounts. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
EIN # 43-0618919                                                           PLAN 002

Schedule of Assets Held For Investment Purposes at End of Year
Form 5500 – Schedule H – Line 4i
March 31, 2007
(See Report of Independent Registered Public Accounting Firm)

a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment, including maturity date, collateral, par or maturity value	Cost	Current Value March 31, 2007

*	Fidelity Advisor	Dividend Growth Fund	(a)	$ 7,647,093
*	K-V Pharmaceutical Company	Class A Common Stock	(a)	9,479,182
*	Fidelity Advisor	Stable Value Fund	(a)	3,979,663
*	Fidelity Advisor	Intermediate Bond Fund	(a)	3,281,276
*	K-V Pharmaceutical Company	Class B Common Stock	(a)	1,947,351
*	Fidelity Advisor	Equity Growth Fund	(a)	2,792,876
*	Fidelity Advisor	Diversified International Fund	(a)	3,752,450
*	Fidelity Advisor	Technology Fund	(a)	1,640,401
*	Fidelity Advisor	Financial Services Fund	(a)	1,470,573
*	Fidelity Advisor	Mid Cap Fund	(a)	2,930,478
*	Fidelity Advisor	Equity Income Fund	(a)	2,836,694
	JPMorgan	Small Cap Value Fund	(a)	486,575
	JPMorgan	Equity Index Fund	(a)	2,876,141
	T Rowe Price	Growth Stock R	(a)	391,009
	BlackRock International	Opportunities A	(a)	992,764
*	Fidelity Advisor	Freedom Fund 2005	(a)	28,181
*	Fidelity Advisor	Freedom Fund 2010	(a)	321,128
*	Fidelity Advisor	Freedom Fund 2015	(a)	200,299
*	Fidelity Advisor	Freedom Fund 2020	(a)	1,073,584
*	Fidelity Advisor	Freedom Fund 2025	(a)	380,788
*	Fidelity Advisor	Freedom Fund 2030	(a)	642,782
*	Fidelity Advisor	Freedom Fund 2035	(a)	161,120
*	Fidelity Advisor	Freedom Fund 2040	(a)	621,876
*	Fidelity Advisor	Small Cap Fund	(a)	2,252,837
*	Fidelity Advisor	Health Care Fund	(a)	1,078,708
*	Fidelity Advisor	Freedom Income Fund	(a)	27,313
*	Participant Loans	(interest rate of prime plus 0.5% maturing through 2016)	-	1,443,442
*	Fidelity Advisor	Cash Equivalents	(a)	503,050

				$ 55,239,634

*  Indicates a party-in-interest as defined by ERISA.
(a) The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Date: September 27, 2007	By:	/s/ Gerald R. Mitchell
Gerald R. Mitchell, Trustee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.